COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES                                                              EXHIBIT 12
( in thousands )
                                                                                        Years ended December 31,
                                                                          1994                  1993                1992
EARNINGS AS DEFINED:
Earnings from operations before income taxes after eliminating
     undistributed earnings of 20%- to 50%-owned affiliates        $        222,137  $               254,089 $        208,854
Fixed charges excluding capitalized interest and preferred stock
     dividends of majority-owned subsidiary companies                        22,770                   32,598           39,957

Earnings as defined                                                $        244,907  $               286,687 $        248,811

FIXED CHARGES AS DEFINED:
Interest expense, including amortization of debt issue costs       $         16,616  $                27,286 $         34,247
Interest capitalized                                                                                      66            4,458
Portion of rental expense representative of the interest factor               5,158                    4,650            5,272
Preferred stock dividends of majority-owned subsidiary companies                 80                       82              119
Share of interest expense related to guaranteed debt
     50%-owned affiliated company                                               996                      662              438

Fixed charges as defined                                           $         22,850  $                32,746 $         44,534

RATIO OF EARNINGS TO FIXED CHARGES                                            10.72                     8.75             5.59